

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2014

Via E-mail
Mr. Steve Filton
Senior Vice President and Chief Financial Officer
Universal Health Services, Inc.
367 South Gulph Road
Universal Corporate Center
King of Prussia, Pennsylvania,   19406

      Re: **Universal Health Services, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed February 27, 2014
              File No. 001-10765

Dear Mr. Filton:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Jim B. Rosenberg

           Jim B. Rosenberg
           Senior Assistant Chief Accountant